Confidential Treatment Requested by Amazon Holdco Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on March 7, 2024.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

Amazon Holdco Inc.

(Exact name of Registrant as specified in its charter)

Delaware	99-0622272
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

600 William Northern Blvd Tullahoma, Tennessee	37388
(Address of principal executive offices)	(Zip code)

(931) 455-6400

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by Amazon Holdco Inc.

Pursuant to 17 C.F.R. Section 200.83

AMAZON HOLDCO INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.	Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Transactions,” “Description of the SpinCo Business,” “Description of the Amentum Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amentum Business,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Summary of Risk Factors” and “Risk Factors.” Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amentum Business” and “Index to Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained under the sections of the information statement entitled “Description of the SpinCo Business—Properties” and “Description of the Amentum Business—Properties.” Those sections are incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management of SpinCo.” That section is incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained under the sections of the information statement entitled “Management Following the Transactions” and “Directors Following the Transactions.” Those sections are incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Compensation Committee Interlocks and Insider Participation,” “Director Compensation” and “Executive Compensation.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by Amazon Holdco Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management Following the Transactions,” “Directors Following the Transactions” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained under the sections of the information statement entitled “Description of the SpinCo Business—Legal Proceedings” and “Description of the Amentum Business—Legal Proceedings.” Those sections are incorporated herein by reference.

Item 9.	Market Price of, and Dividends on, the Registrant’s Common Equity and Related Shareholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “Capitalization,” “The Transactions,” “Description of Capital Stock,” “Description of the Amentum Business” and “Description of the SpinCo Business.” Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

The information required by this item is contained under the sections of the information statement entitled “Description of Material Indebtedness” and “Description of Capital Stock—Sale of Unregistered Securities.” Those sections are incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Transactions” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock.” That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements and Schedule

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Amazon Holdco Inc.

Pursuant to 17 C.F.R. Section 200.83

(b)	Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP. Filed as Exhibit 2.1 to Jacobs Solutions Inc.’s Current Report on Form 8-K on November 21, 2023 and incorporated herein by reference.

2.2	Separation and Distribution Agreement, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP. Filed as Exhibit 2.2 to Jacobs Solutions Inc.’s Current Report on Form 8-K on November 21, 2023 and incorporated herein by reference.

3.1	Form of Amended and Restated Certificate of Incorporation of Amazon Holdco Inc.*

3.2	Form of Amended and Restated Bylaws of Amazon Holdco Inc.*

10.1	Employee Matters Agreement, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc. and Amentum Parent Holdings LLC. Filed as Exhibit 10.1 to Jacobs Solutions Inc.’s Current Report on Form 8-K on November 21, 2023 and incorporated herein by reference.

10.2	Form of Transition Services Agreement by and between Jacobs Solutions Inc. and Amazon Holdco Inc.*

10.3	Form of Project Services Agreement by and between Jacobs Solutions Inc. and Amazon Holdco Inc.*

10.4	Form of Tax Matters Agreement by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP.*

10.5	Form of Registration Rights Agreement by and between Amazon Holdco Inc. and Jacobs Solutions Inc.**

10.6	Form of Stockholders Agreement by and between Amazon Holdco Inc. and Amentum Joint Venture LP.**

21.1	List of Subsidiaries of Amazon Holdco Inc.*

99.1	Information Statement of Amazon Holdco Inc., preliminary and subject to completion, dated [ ], 2024.

99.2	Form of Notice of Internet Availability of Information Statement Materials.*

*	To be filed by amendment.
**	To be filed by amendment; terms will be determined prior to effectiveness of the registration statement.

Confidential Treatment Requested by Amazon Holdco Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMAZON HOLDCO INC.

By:
Name: Title:

Date: [    ] , 2024